Exhibit 99.1

Yingli Green Energy Preannounces Financial Results for Second Quarter 2012

BAODING, China; August 2, 2012 — Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), a leading solar energy company and one of the world’s largest vertically integrated photovoltaic (“PV”) manufacturers, which markets its products under the brand “Yingli Solar,” today preannounced its financial results for the quarter ended June 30, 2012.

Based upon preliminary data, the Company expects its PV module shipment volumes for the second quarter of 2012 to increase by 13% to 14% over the previous quarter, compared to its previously provided guidance of an approximately 15% increase. In addition, the Company estimates its overall gross margin for the second quarter of 2012 to be a middle single digit percentage, compared to its previously provided guidance of a middle to high single digit percentage. In addition, the Company expects that its financial performance in the second quarter of 2012 will be negatively impacted by a foreign exchange loss between US$28 million to US$30 million due to the depreciation of the Euro against the RMB.

“In the second quarter, the PV industry continued to face tremendous challenges as competition intensified. However, we managed to reach our guidance for both module shipment volumes and gross margin,” commented Mr. Liansheng Miao, Chairman and Chief Executive Officer of Yingli Green Energy. “As solar electricity becomes affordable, we are seeing quickly broadening PV market and emerging demand for net metering. Furthermore, we are confident to withstand intense competition and remain a leading player in the PV industry as we achieve continuous cost reductions through the adoption of new materials and new techniques and further improvements of our operating efficiency.”

As these selected estimated results are subject to the finalization of the Company’s financial closing procedures, the Company’s actual results may differ from its current estimates.

The Company expects to announce its unaudited financial results for the quarter ended June 30, 2012 before the market opens on August 29, 2012, and has scheduled a conference call and live webcast to discuss such unaudited financial results at 8:00 AM Eastern Daylight Time (EDT) on Wednesday, August 29, 2012, which corresponds to 8:00 PM Beijing/Hong Kong time on the same day.

About Yingli Green Energy

Yingli Green Energy Holding Company Limited (NYSE: YGE), which markets its products under the brand “Yingli Solar,” is a leading solar energy company and one of the world’s largest vertically integrated photovoltaic manufacturers. Yingli Green Energy’s manufacturing covers the entire photovoltaic value chain, from the production of polysilicon through ingot casting and wafering, to solar cell production and module assembly. Currently, Yingli Green Energy maintains a balanced vertically integrated production capacity of 1,850 MW per year. Capacity expansion projects of an additional 600 MW in total are under construction in Baoding, Haikou, Tianjin and Hengshui, which are expected to increase the Company’s total nameplate production capacity to 2,450 MW by the end of 2012. Yingli Green Energy distributes its photovoltaic modules to a wide range of markets, including Germany, Spain, Italy, Greece, France, South Korea, China and the United States. Headquartered in Baoding, China, Yingli Green Energy has more than 20 subsidiaries and branch offices worldwide. Yingli Green Energy is publicly listed on the New York Stock Exchange (NYSE: YGE). For more information, please visit www.yinglisolar.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Qing Miao

Director of Investor Relations

Yingli Green Energy Holding Company Limited

Tel: +86 312 8929787

Email: ir@yinglisolar.com